November 4, 2011

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-4561

Attention:	Barbara S. Jacobs
Evan Jacobson
Stephen Krikorian
Tamara Tangen

Re:	Jive Software, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 24, 2011
File No. 333-176483

Ladies and Gentlemen:

On behalf of Jive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 2, 2011, relating to Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”) filed with the Commission on October 24, 2011. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Company’s Amendment No. 4 to Registration Statement (“Amendment No. 4”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Business, page 68

1.	Your response to prior comment 4 states that you have backlog as of September 30, 2011. The disclosure of backlog, if material, is required by Item 101(c)(1)(viii) of Regulation S-K. Please amend your filing to include disclosure regarding backlog, or provide us with an analysis explaining why your backlog is not material.

The Company has added disclosure to the MD&A section on page 42, where the Company believes the disclosure will be more relevant.

Case Studies, page 72

2.	Your response to prior comment 1 states that you had not contemplated commencing preparation for an initial public offering at the time the survey was commissioned or completed in December 2010. On page 65 of your prospectus, however, you disclose that in November and December 2010 you first started including IPO scenarios in calculating the fair value of the common stock underlying your stock options. Please advise.

The Company advises the Staff that although its board of directors had considered multiple potential liquidation events, including several initial public offering scenarios as part of its analysis for determining the fair value of the Company’s common

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stock as of November and December 2010, the Company had not yet contemplated commencing preparation for an initial public offering. The Company further advises the Staff that as of November and December 2010, no definitive actions had been taken by the Company’s board of directors or management team in preparation for an initial public offering. In addition, the Company respectfully submits to the Staff that for companies at comparable stages in their life cycles, third party valuation firms commonly begin to factor into valuation reports the probability of an initial public offering regardless of how concrete or developed a company’s plans may be for an initial public offering.

In addition, the Company advises the Staff that the MarketTools, Inc. data was prepared solely for marketing and research purposes and was not related to any informal discussions relating to any initial public offering. During this period, the Company was anticipating the launch of Jive 5.0 and extremely focused on a successful product launch and associated marketing efforts. It was only following the successful launch of Jive 5.0 that the Company seriously entertained initiating the process for its initial public offering and did not interview investment banks until late July 2011.

3.	Your response to prior comment 17 states that customers reviewed and approved the case studies for general public use. Please confirm that each case study is unchanged from the case studies reviewed by your customers and approved for general public use. In addition, provide us with your analysis as to whether consenting to the use of a case study for general public use is consistent with consenting to the inclusion of a case study in a prospectus for a securities offering.

The Company advises the Staff that it has provided each original case study to the appropriate customer, that each customer has reviewed and approved the case study for general public use by the Company, and that no customer has objected to the use of its case study in the Registration Statement. The Company confirms for the Staff that each case study used in the Registration Statement is substantively unchanged from the case study reviewed and approved for general public use by the appropriate customer, other than to make the modifications necessary to provide each customer with anonymity and to shorten and moderate the descriptions of the Company’s software, which were initially prepared for use by the Company in its marketing efforts, in order to make the descriptions more appropriate for a prospectus in an initial public offering.

In addition, the Company advises the Staff that the use cases illustrate to its prospective customers the benefits that the Company’s software provides to its existing customers. Consistent with the Company’s marketing and sales purposes, the Company further advises the Staff that the case studies presented in the Registration Statement are similarly intended to demonstrate to potential investors the benefits of the Company’s software realized by existing customers. As the market for social business software is nascent, the Company believes that cases describing how the Jive Engage Platform is incorporated into the business activities of customers in a variety of use cases and vertical markets helps potential investors more clearly understand the Company’s product offering. The Company, therefore, respectfully submits that the consents already obtained by the Company for general public use of the case studies would also apply to their disclosure in the Registration Statement due to the breadth of the consents, which permit general public use of the case studies, and the consistent manner in which the case studies are used by the Company in its public marketing activities and in the Registration Statement.

Securities and Exchange Commission

November 4, 2011

Executive Compensation

Compensation Discussion and Analysis

2010 Bonus Determinations, page 95

4.	We note your response to prior comment 20. You are required to provide clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers, and to explain all material elements of your compensation of the named executive officers. See paragraphs (a)(2) and (b)(1) of Item 402 of Regulation S-K. Although individual performance accounts for half of the cash performance bonuses for Messrs. LeBlanc, Roddy, and Brown, Jr., you have not disclosed their individual performance levels or discussed how the factors Mr. Zingale considered affected such determination. Please revise.

The Company has revised the disclosure on page 95.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-9

5.	We are considering your response to comment 24. Explain why the arrangement should be analyzed as two “units” or parts when the arrangement is being accounted for as a single unit of accounting. Since part of the arrangement fee is unknown, explain why it is appropriate to exclude or bifurcate the accounting for the Time & Materials arrangement fees. That is, explain why you believe that the fixed fee is attributable to only the fixed fee services and none relates to the Time & Materials services. It appears that you are accounting for this arrangement as if there are two elements or deliverables. Please advise.

The Company respectfully advises the Staff that it does in fact account for its multiple-element arrangements as a single unit of accounting with revenue for all elements recognized over the combined service period on a single straight-line basis. The Company further respectfully advises the Staff that while all of the fees are recognized over the combined service period on a single straight-line basis, ASC 985-605 prohibits any recognition for fees that are cancelable, which the Company believes may be the source of confusion with the Staff. The Company hopes that the following discussion satisfactorily clarifies the accounting treatment for the Staff but the Company further advises the Staff that they would be happy to discuss the matter telephonically if that would be more efficient.

Consistent with the accounting literature referenced in the Company’s previous response, the Company advises the Staff that it recognizes the entire arrangement fee ratably over the longer of the term of the PCS or the period over which professional services are delivered. Due to the fact that the Company does not have VSOE for either the undelivered professional services or the PCS services, the Company believes that ASC 985-605 directs it to recognize the entire fee over the combined service period. However, the Company advises the Staff that it does not recognize revenue for any fees that are subject to refund or forfeiture until that refund or forfeiture right lapses. This is a required evaluation independent of whether there are multiple deliverables in an arrangement or not. Specifically, ASC 985-605 notes that cancelable fees are not fixed or determinable:

985-605-25-37 Fees from licenses cancelable by customers are neither fixed nor determinable until the cancellation privileges lapse. Fees from licenses with cancellation privileges expiring ratably over the

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November 4, 2011

license period are considered to become determinable ratably over the license period as the cancellation privileges lapse.

The Company believes that it is clear in their fact pattern that a portion of the fee is noncancellable at inception and, when a license is sold in conjunction with a time and material professional service arrangement, a portion becomes noncancellable if and when professional services are provided. Therefore, whether the Company has one deliverable or many, the portion of the fee that is cancelable unilaterally by the customer cannot be recognized any earlier than when it becomes fixed. Once it becomes fixed it should be recognized as revenue assuming all other criteria in the standard have been met. In the Company’s case, because delivery is ongoing when the fee becomes fixed, the related revenue is not recognized in its entirety immediately but rather becomes part of the total fee to be recognized ratably over the combined service period.

The Company further clarifies for that Staff that there are two key principles driving their revenue recognition policy:

1.	Because the Company does not have VSOE for PCS services or professional services, it cannot separate the deliverables and must recognize the entire fee ratably over the longest service period, which is equivalent to the PCS period in most circumstances.

2.	When a portion of the total fee is cancellable by the customer that portion is not fixed or determinable and therefore that portion cannot be recognized as revenue until that portion is no longer cancelable.

As discussed previously, when a portion of the fee becomes nonforfeitable, it is not recognized as revenue immediately because the Company cannot separate different deliverables. Instead, that portion of the fee is added to the total fee and recognized ratably over the entire period of attribution. For instance, if a $100 portion of the fee became fixed or determinable a quarter of the way through the overall attribution period, then $25 would be recognized as revenue (the portion that would have been recognized to date if the fee had been nonforfeitable from inception) and $75 would be deferred and recognized as revenue over the remainder of the combined service period. The Company believes that this approach is required by the principle that revenue under ASC 985-605 is recognized at the lesser of the amount that is fixed or determinable or would otherwise be recognized in the absence of cancellation privileges. In the absence of the fixed or determinable constraint the entire fee would have been recognized ratably over the longest service period, consistent with the guidance cited in the Company’s previous response. As such, the Company believes that when a portion of the fee becomes fixed or determinable there is no reason to continue to defer the portion of the fee that would otherwise have been recognized ratably over the period to date.

In contrast, if the Company were able to separate professional services from their other deliverables, it would be able to recognize the entire professional services fee in the period in which the professional services are provided. Since the Company does not have VSOE it would not be appropriate to recognize revenue as hours of professional services are provided. Rather, the Company recognizes the entire arrangement fee over the entire service period on a single straight-line basis, subject to the limitation that cancellable fees are not included in the attribution until they become fixed. Because time and material based fees can be cancelled at any time, the Company does not assume that it will ever obtain any of those fees or be able to bill for the exact amount of the estimated fees at the time of entering into the contract. Indeed, adjustments of such fees are common. Instead, the Company recognizes revenue for the portion of the fee it is contractually entitled to straight line over the longest service period. If a contingent fee becomes noncontingent, it is added to the larger pool and recognized with that larger pool.

We understand that staff of the Commission’s Office of the Chief Accountant has previously indicated acceptance of the view outlined in the KPMG Software Guide that fixed or determinable fees may be recognized straight-line over the longest of two service periods when there is not VSOE for multiple undelivered services and there is no indication that performance is back-end weighted.

Securities and Exchange Commission

November 4, 2011

This is the Company’s policy and situation. Professional services are typically provided early in the service period, with completion of delivery of time and material professional services averaging between two and six months. Professional service arrangements are documented in a statement of work which include the estimated deliverables and include a contractual hourly billing rate. While the hourly billing rate for time and material services are not within a range to constitute VSOE, the rate is considered substantive by the Company and typically does not fall below $150 per hour. The substantive rate for professional services coupled with the fact that these services are performed early in the attribution period means that there are not situations in which a straight line attribution inappropriately accelerates revenue recognition into earlier periods than performance. As is the case for any revenue policy under SOP 97-2, fees are further deferred to the extent they are not fixed or determinable. That is, as is true pervasively in SOP 97-2, revenue is recognized as the lesser of the amount otherwise to be recognized (on a straight line basis in this case) or fixed or determinable. Since the Company defers revenue straight line consistent with the views outlined in the KPMG Software Guide and further defers revenue to the extent the related fee is cancelable, the Company believes its policy is a straightforward application of the relevant literature.

The Company hopes that the above discussion helps to clarify for the Staff that the Company’s policy does not accelerate revenue recognition ahead of performance (i.e., performance is not back-end weighted). Within the constraints of what is permitted under this literature, the Company believes its accounting policy most closely aligns the timing of revenue recognition with when the Company earns that revenue. Additionally, the Company believes their revenue recognition policy is neutral, conservative, and consistent with the treatment of similar arrangements by other companies. While there may not be many companies that have exactly the same fact pattern, there are many companies recognizing fixed or determinable fees ratably over the longer of two service periods and many companies using a contingency-adjusted proportional performance model to incorporate contingent fees into proportional performance for a single unit of accounting as they become fixed. The Company would also like to advise the Staff that it has consulted with the National Office of KPMG on this matter.

* * * * *

Securities and Exchange Commission

November 4, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 4 to Robert G. Day or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/encl.):	Anthony Zingale
William R. Pierznik, Esq.
Jive Software, Inc.

Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Carey A. Wendle
KPMG LLP